Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 13, 2005.

Item 3	News Release
The news release was disseminated on June 13, 2005 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation is pleased to report drilling results from the company's wholly-owned Yerbabuena gold property located in the State of Durango. The program resulted in the discovery of gold mineralization in two new zones - Mesa and Santa Rita Ridge - that require follow-up work and encouraged the company to substantially expand its land position.

Item 5	Full Description of Material Change
See attached news release dated June 13, 2005.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
June 13, 2005.

June 13, 2005	TSX Venture Exchange: CPQ

CANPLATS DISCOVERS TWO NEW GOLD ZONES

AT YERBABUENA PROJECT IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report drilling results from the company’s wholly-owned Yerbabuena gold property located in the State of Durango. The program resulted in the discovery of gold mineralization in two new zones - Mesa and Santa Rita Ridge - that require follow-up work and encouraged the company to substantially expand its land position.

The scope of the program included the drill testing of six separate zones located in a structurally favorable area measuring approximately 1.5 kilometers by 1.5 kilometers (one mile by one mile).

This area is characterized by swarms of northwesterly trending, locally banded quartz veins and zones of epithermal alteration developed in volcanic rocks. Rock chip samples of the hydrothermally altered volcanics have yielded significant gold assays of up to 7.0 grams of gold per tonne. The drilling program totaled 1,882 meters in 12 reverse circulation holes and 608 meters in three diamond drill holes.

Selected Yerbabuena RC Drill Results – June 2005
	Coordinates		From	To	Interval	Gold	Interval	Gold
	North	East	in meters	in meters	in meters	g/t	in feet	oz./ton
Mesa Zone
YB-10	598N	875E	56.9	82.3	25.4	0.55	83.3	0.02
		incl.	66.0	72.1	6.1	1.16	20.0	0.03
YB-11(1)	586N	819E	66.0	97.5	31.5	0.57	103.3	0.02
		incl.	68.1	73.2	5.1	0.95	16.7	0.03
YB-12(2)	587N	819E	69.1	87.4	18.3	0.42	60.0	0.01
		incl.	80.3	85.3	5.1	0.87	16.7	0.03
Santa Rita Zone
YB-1	93N	608E	0.0	32.5	32.5	0.35	106.6	0.01

(1) Dip: -55° (2) Dip: -47.5°

The best drill hole results were obtained at the Mesa and Santa Rita Ridge targets where wide intervals of highly anomalous gold mineralization were intersected. Gold mineralization at the Mesa Zone occurs finely disseminated in silicified, shallow-dipping volcanic rocks. It was previously sampled along an escarpment for approximately 100 meters and appears to extend northwestwards beneath barren rock units but within 100 meters of surface.

The three drill holes completed at the Mesa Zone confirmed the presence of a near-surface, flat-lying zone of disseminated gold mineralization roughly 25 meters thick lying 150 meters northwest of the mineralized escarpment. Excellent potential remains for extending this zone to the north and northwest.

At the Santa Rita Zone, gold is associated with pervasive silicification of porphyry intrusive rock as well as banded epithermal veins. The zone intersected by YB-1 is believed to trend northwest-southeast and remains untested along strike.

The area of the Yerbabuena Phase I drill program is located in the northwest quadrant of a substantial land package totalling 109.6 square kilometers (42.3 square miles). As a result of the recent discoveries at Yerbabuena, the company expanded its land package from 76.0 square kilometers (29.3 square miles). Canplats acquired the property by staking and holds a 100% interest, subject to a capped royalty. The Yerbabuena project is located within a northwest regional trend that hosts significant precious metals deposits in central Mexico.

The next phase of work at Yerbabuena will include mapping and surface sampling of extensions of the Mesa and Santa Rita Ridge zones, along with mapping and prospecting of other areas in the expanded land package. A drill program is being planned for later in the year.

As well as the Yerbabuena property, Canplats holds a 100% interest in the Rodeo gold project which is also located in the state of Durango, Mexico. Drilling at the Rodeo property in 2004 intersected up to 5.98 grams of gold per tonne over 27 meters (0.17 ounces of gold per ton over 89 feet), including 7.9 grams of gold per tonne over 16 meters (0.23 ounces of gold per ton over 52.5 feet) in hole BR-6. A drill program is being planned for later in the year.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Canplats Resources Corporation, is the Qualified Person (QP) responsible for the Yerbabuena exploration program and has verified the data in the table above. All assays were submitted for preparation by ALS Chemex at its facilities in Guadalajara, Mexico and analysis in Vancouver, B.C. Trace element analysis was completed using three acid digestion with ICP finish. Gold analysis was completed using fire assay with an atomic absorption finish. Samples containing over 10 grams of gold per tonne were re-assayed using standard fire assay with gravimetric techniques.

Canplats is a junior gold exploration company with cash of approximately $0.5 million. In addition to core holdings at Rodeo and Yerbabuena, the company holds interests in two other Mexican gold prospects, El Rincon and Santa Lucia, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

Corporate Information

Canplats Resources Corporation

R.E. Gordon Davis

Chairman, President and C.E.O.

Direct: (604) 484-8220

Paul LaFontaine

Manager, Investor Relations

Direct: (604) 484-8212

info@canplats.com

http://www.canplats.com

Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.